                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                                --------------

                                 SCHEDULE 13D
                                (RULE 13D-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13D-2(A)

                            (Amendment No. 4)/1/
                                              -

                                 CALTON, INC.
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                               (Name of Issuer)
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                                 COMMON STOCK
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                        (Title of Class of Securities)

                                  131380 20 6
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                                (CUSIP Number)

                            Michael D. Weiner, Esq.
                             Apollo Advisors, L.P.
                           1999 Avenue of the Stars
                         Los Angeles, California 90067
                                (310) 201-4100
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 14, 1998
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            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     /1/ The remainder of this cover page shall be filled out for a
      -
reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 131380 20 6                                    PAGE 2 OF 5 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Apollo Home Partners, L.P.
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
          OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0 shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                0 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             0 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             0 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          0 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 Pages

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

================================================================================

     The Statement on Schedule 13D of Apollo Home Partners, L.P., a Delaware limited partnership (the "Reporting Person), relating to the Common Stock, par value $0.01 per share ("Common Stock"), of Calton, Inc., a Delaware corporation ("Calton"), initially filed on June 3, 1993, and amended by Amendment No. 1 thereto filed on June 8, 1993, Amendment No. 2 thereto filed on July 1, 1994, and Amendment No. 3 thereto filed on November 22, 1995, is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

         Item 5 is hereby restated as follows:

         (a) See the information contained on the cover page to this Schedule 13D which is incorporated herein by reference.

         (b) See the information contained on the cover page to this Schedule 13D which is incorporated herein by reference.

         (c) On December 14, 1998, the Reporting Person sold 886,000 shares of Common Stock to each of Anthony J. Caldarone and Joyce P. Caldarone, or 1,772,000 shares in the aggregate, in a privately negotiated transaction. Mr. and Ms. Caldarone each paid $996,750 for the shares, or $1,993,500 in the aggregate, constituting a purchase price of $1.125 per share. These shares were sold pursuant to a Purchase and Sale Agreement (the "Caldarone Purchase Agreement").

         On December 14, 1998, the Reporting Person also sold 886,000 shares of Common Stock to Calton, in a privately negotiated transaction. Calton paid $996,750 for the shares, constituting a purchase price of $1.125 per share. These shares were sold pursuant to a Purchase and Sale Agreement (the "Calton Purchase Agreement").

         The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Caldarone Purchase Agreement and the Calton Purchase Agreement, a copy of each of which has been filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

         (d)  Not applicable.

         (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Common Stock on December 14, 1998.

                               Page 3 of 5 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships With
-------  -------------------------------------------------------------
         Respect to the Securities of the Issuer.
         --------------------------------------

         Item 6 is hereby restated as follows:

         Pursuant to the Caldarone Purchase Agreement, the Reporting Person has agreed that it shall cause its nominee to deliver to Mr. and Ms. Caldarone, as soon as practicable, an irrevocable proxy to vote the shares sold pursuant to the Caldarone Purchase Agreement at the Special Meeting of Shareholders to be held on December 30, 1998 in favor of the sale of Calton Homes, Inc. to Centex Real Estate Corporation.

         Pursuant to the Calton Purchase Agreement, the Reporting Person has agreed that it shall cause its nominee to deliver to Calton, as soon as practicable, an irrevocable proxy to vote the shares sold pursuant to the Calton Purchase Agreement at the Special Meeting of Shareholders to be held on December 30, 1998 in favor of the sale of Calton Homes, Inc. to Centex Real Estate Corporation.

         The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Caldarone Purchase Agreement and the Calton Purchase Agreement, a copy of each of which has been filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

         Item 7 is hereby amended by adding the following Exhibits:

         Exhibit 7 Purchase and Sale Agreement dated as of December 7, 1998 between the Reporting Person and Anthony J. Caldarone and Joyce P. Caldarone.

         Exhibit 8 Purchase and Sale Agreement dated as of December 7, 1998 between the Reporting Person and Calton, Inc.

                               Page 4 of 5 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 1998

                    APOLLO HOME PARTNERS, L.P.

                    By:  AIF II, L.P., its General Partner
                    By:  Apollo Advisors, L.P.,
                              its Managing General Partner
                    By:  Apollo Capital Management, Inc.,
                              its General Partner



                         By:    /s/ Michael D. Weiner
                              --------------------------
                              Name:  Michael D. Weiner
                              Title:  Vice President, Apollo Capital
                                       Management, Inc.

                               Page 5 of 5 Pages